[LOGO]                        "MASTERING THE CHALLENGE"


Dear Shareholder:

    During fiscal 1995 we projected that revenues of our core business, magnetic assemblies, would return to past levels and that, despite problems at our Austro Mold Group, fiscal 1995 would be profitable.

    It turned out that we were only partially correct. On one hand, our Magnetic Assembly Group sales, spurred by growth in remanufacturing, not only rebounded but reached a record high, increasing total Company revenues to $22 million, or 26% above fiscal 1994. On the other hand, the problems at our Austro Mold Group proved to be more intractable than we had anticipated. Although Austro Mold's tooling operation became profitable during the year and we see signs of continuing improvement, there is much to be accomplished with the plastic molding operation. During fiscal 1995 we closed Austro Mold's Florida operation and took other remedial measures. We are taking further corrective actions and fiscal 1996 will be the pivotal year that determines the future of the Austro Mold Group in our Company.

    In addition to the healthy sales increase, another achievement in fiscal 1995 was the reacquisition of our European business, at a price substantially less than we received for our technology and the business two years ago. Moreover, when we sold that business, it consisted of essentially one customer. Now, because our new subsidiary, Magnetic Technologies Europe Limited (MTE), operates from a European location under its own corporate identity, we are already attracting additional customers in the Common Market. As a result of the acquisition, accounting principles required us to write-down our investment in MTE during the third quarter in order to eliminate part of the profit recognized upon the sale of that technology in 1993. However, we believe the benefit of returning to the European market with it's expanded sales potential is worth the "reinvestment". We expect MTE to graduate from its start-up phase and to become profitable during the current fiscal year.

    Organizationally, our Board of Directors was strengthened this past year with the addition of Bernard Kozel. Outside Directors now comprise a majority of the Board and the Compensation Committee. The Audit Committee consists entirely of outside Directors.

    In the near term, your management is determined to resolve the operating weaknesses at Austro Mold and to return the Group to profitability. In the longer term, we believe that the Company has significant growth potential based upon its record and reputation in the market for developing and manufacturing high quality end components in the office equipment field.


Sincerely,


/s/ Gordon H. McNeil
------------------------
Gordon H. McNeil
President and CEO

                    U. S. Securities and Exchange Commission
                            Washington, D.C.  20549

                                  FORM 10-KSB


         [ X ] ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                    For the fiscal year ended July 31, 1995

         [   ]   TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES
                 EXCHANGE ACT OF 1934  [NO FEE REQUIRED]

                           Commission File No. 0-4277

                       MAGNETIC TECHNOLOGIES CORPORATION

          Incorporated in Delaware       I.R.S.  Employer No. 16-0961159
                770 Linden Avenue, Rochester, New York  14625
                          Telephone No. (716) 385-8711

        Securities registered under Section 12(b) of the Exchange Act:

     Title of each class           Names of exchanges on which registered
     -------------------           --------------------------------------
            None                                    None

        Securities registered under Section 12(g) of the Exchange Act:
                   Common Stock (Par Value $.15 per share)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the past twelve months (or for such shorter period that the registrant was required to file such reports), and
(2) has been subject to such filing requirements for the past 90 days.

                                   Yes[X]               No[ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form
10-KSB or any amendment to this Form 10-KSB.           [     ]

The registrant's revenues for its most recent fiscal year ended July 31, 1995 were $22,209,634.

The aggregate market value of the registrant's voting common stock held by nonaffiliates as of October 2, 1995 was approximately $10,879,649 (2,246,121 shares x $4.84375 average of bid and asked prices).

2,786,650 shares of the registrant's common stock were outstanding as of October 2, 1995.

                      DOCUMENTS INCORPORATED BY REFERENCE:

The registrant's proxy statement for the December 14, 1995 Annual Meeting of Stockholders is incorporated by reference into Part III, Items 9, 10, 11 and 12 of this report.

Transitional Small Business Disclosure Format (check one)  Yes [ ]    No [X]

                                     PART I

ITEM 1.          DESCRIPTION OF BUSINESS

    (a)          Business Development

    Magnetic Technologies Corporation (the Company) is engaged in contract manufacturing. Incorporated in 1969, the Company has historically concentrated on designing and manufacturing magnetic, electronic and mechanical subassemblies of copiers and printers for the electronic office equipment manufacturing industry. Although the Company's Magnetic Assembly Group constitutes its core business, in the past three years the Company has taken the following actions both to diversify beyond magnetic assembly manufacturing and to reduce its reliance on a single customer which previously accounted for more than 90% of its revenues:


     - In its fiscal year ended July 31, 1993 (fiscal 1993), the Company purchased its Austro Mold Group, which designs and builds plastic molds and manufactures custom injection molded plastic parts and assemblies.


     - In fiscal 1993, the Company licensed its European magnetic assembly business to an English corporation in exchange for a one-time licensing fee and equipment sale, plus a 25% passive interest in the newly formed company, Magnetic Technologies Europe Limited (MTE).


     - The Company has offered remanufacturing services in an effort to obtain magnetic assembly business from office equipment manufacturers with which it had obtained little or no business in the past.

    The above actions, coupled with a $2,075,000 decline in magnetic assembly deliveries in its fiscal year ended July 31, 1994 (fiscal 1994), served to reduce the portion of the Company's revenues attributable to the single customer (Xerox Corporation and its English subsidiary) to 66% in fiscal 1993 and 61% in fiscal 1994. However, two positive achievements during the Company's most recent fiscal year ended July 31, 1995 (fiscal 1995) had the ancillary effect of increasing the portion of the Company's business attributable to Xerox to 74%.

    1. The Company's core business experienced a sales rebound in fiscal 1995. Magnetic Assembly Group revenues, including remanufacturing business, climbed $4,446,000, or 36%, due to new Xerox orders.

    2. In the third quarter of fiscal 1995, the Company reacquired its European business by purchasing the remaining 75% interest in MTE at a purchase price considerably below the licensing fee originally received by the Company for that business. (The terms of the MTE acquisition were reported by the Company in a Form 8-K Report dated March 31, 1995.) Although MTE has diversified its customer base and it is expected to further diversify, much of MTE's fiscal 1995 sales were to a Xerox subsidiary.

    On the negative side, the Austro Mold acquisition has not been a success to date. In fiscal 1994, the Austro Mold Group suffered both a sales decline and cost overruns, resulting in a $836,000 operating loss for the Group. At the beginning of fiscal 1995, the Company replaced the Vice President in charge of the Austro Mold Group with an experienced plastics industry executive. Since then, management has taken corrective actions with respect to controlling costs, and has closed Austro Mold's Florida plant. Although Austro Mold's tooling operation returned to profitability in fiscal 1995, its plastics molding operation did not, and total Austro Mold sales declined further, with the Group incurring a $1,250,000 loss. In the short term, management is concentrating attention on Austro Mold's plastics molding operations. In the longer term, management views the current fiscal year as a defining, or pivotal, year in which the future of Austro Mold will be determined.

    In fiscal 1994, magnetic assembly operating profits were insufficient to offset the Austro Mold Group losses; however, the Company also recorded $676,000 of nonrecurring income due to a change in accounting principle related to income taxes, resulting in a modest net profit for the Company. During fiscal 1995, the Magnetic Assembly Group operating profits increased consistent with sales, but this increase was more than offset by the Austro Mold Group loss. In addition, in connection with its acquisition of MTE, the Company recorded a $312,000 write-down related to an impairment in asset value and costs related to the acquisition, plus MTE incurred a $98,000 operating loss for the five month period ended July 31, 1995. In total, while the Company's revenues increased 26% to $22,210,000 in fiscal 1995, the Company incurred a $775,000 net loss.

    (b)          Business of Issuer

    The Company's contract manufacturing business consists of the development, manufacture and assembly of products to the OEM market in various stages, from engineering and design, to prototypes, to production runs. The products currently consist of (1) precision magnetic, electronic and mechanical devices,
(2) the remanufacturing of components and subassemblies for reuse by office equipment manufacturers, (3) precision plastic molds (tooling) and (4) custom injection molded plastic parts and assemblies.

    The Magnetic Assembly Group, including the Company's remanufacturing operations, operates out of the Company's main facility in Rochester, New York, marketing its products primarily to United States original equipment manufacturers by direct sales. The Austro Mold Group operates out of a separate Rochester plant utilizing a combination of direct sales and manufacturers' representatives. The Company's wholly-owned European subsidiary, MTE, operates out of a facility in Rochester, England, marketing magnetic assemblies to European manufacturers by direct sales. The Company promotes business by providing engineering, design and prototype services to assist manufacturers in the development of new products. These services often result in the Company obtaining production orders after the related products evolve from prototype stages.

    The Company's magnetic assembly business competition includes Hitachi in Japan, GenCorp in the United States and several smaller service companies; however, more competition is provided by the in-house capabilities of the Company's customers. Quality and price are both important factors in the marketplace. In the area of quality, the Magnetic Assembly Group has historically been able to compete with the high standards established by the Japanese, but has faced not only pricing pressure from competitors but also continual pressure from its principal customer to lower prices. Management believes that the Company's proprietary "reaction in mold" (RIM) injection molding process utilized in the manufacture of magnetic brush cores provides it with a competitive advantage.

    The Austro Mold Group has numerous competitors in both plastic mold tooling and plastic injection molding. Previously, management believed that Austro Mold held a competitive edge based upon its ability to offer customers both the precision design and manufacture of custom molds as well as thermoplastic injection molding of parts and assembly services. However, Austro Mold's performance during the past two fiscal years suggests that the combination of tooling and plastic molding services may not provide a significant competitive edge or, if so, that any such advantage is outweighed by other competitive deficiencies which have prevented Austro Mold from retaining or obtaining sufficient volume at adequate margins to cover its overhead.

    As a result of the Company's acquisition of all of the outstanding shares of MTE in the third quarter of fiscal 1995, MTE's operating results for five months were included with the Company's fiscal 1995 results. MTE is currently operating at a sales volume of approximately $150,000 per month. It has obtained business from the Company's prior European customer, a Xerox subsidiary, but has also generated orders from new European customers. Management expects MTE to operate on a break-even basis by the end of the current fiscal year.

    Magnets, the Company's key raw material for magnetic assemblies, are available through six suppliers, no one of which dominates the industry. Two of the suppliers (Stackpole Corporation and GenCorp) are located in the United States, while the other four are Japanese firms. All of the vendors deliver acceptable quality materials, and in recent years supplies of magnets have generally been readily obtainable. The basic components for manufacturing plastic molds and injection molded plastic parts are various metals and engineered thermoplastic resins, commodities that are available from numerous sources.

    Since Xerox Corporation continues to be a major customer of the Company [see Item 1 (a) of this report] the loss of Xerox as a customer would have a material adverse impact on the Company and would create a substantial burden to replace the lost business. The Company is continuing to work with Xerox in finding methods of reducing their mutual reliance upon each other.

    The Company has no material patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. However, the Company's proprietary RIM process is important to its business. No material portion of the Company's products or services is dependent upon governmental approvals, nor do existing or probable governmental regulations materially affect the Company's business. Compliance with environmental statutes and regulations has not had a material effect on the Company's capital expenditures, earnings or competitive position in the past three fiscal years.

    The Company does not invest a significant amount in company-sponsored research and development activities, having spent $6,000, $50,000, and $110,000 on such activities in fiscal years 1995, 1994, and 1993, respectively. Because of the integration of its engineering and manufacturing operations, the Company cannot readily identify the amounts spent on customer-sponsored research and development activities.

    The Company had 117 full-time employees at October 2, 1995.


ITEM 2.  DESCRIPTION OF PROPERTY

    The Company operates out of three leased facilities, as described below.

    The Company's corporate headquarters, core engineering staff and domestic magnetic assembly manufacturing operations, including remanufacturing operations, are located in a 70,000 square foot building at 770 Linden Avenue, Rochester, New York. The facility is in good condition and management believes that it has sufficient capacity to house between $18,000,000 to $20,000,000 of sales volume per year. Under the terms of its lease expiring October 31, 2000, the Company pays rent of $30,468 per month. The landlord of the building is Linden Properties, a partnership in which one partner is the Chairman of the Company's Board of Directors and holder of more than 5% of the Company's common stock and the other partner is also an owner of more than 5% of the Company's common stock.

    Prior to the Company's termination of its Florida operation during fiscal 1995, the Austro Mold Group was housed in two facilities, both under leases with the former owners of that business. Austro Mold's only current facility consists of three buildings aggregating 40,000 square feet and located at 3 Rutter Street, Rochester, New York. The rent is $13,650 per month through December 1997. The Company has two five-year renewal options with rental adjustments based upon fluctuations in the cost of living index. These buildings are in good condition and are adequate to support the Company's plastic mold tooling and injection molding operations up to approximately $7,500,000 of sales volume per year. The Company has a right of first refusal to match any purchase offer for the property received by the landlord at any time during the lease term and also has an option to purchase the property at the end of the initial lease term at the then appraised value. The lease for Austro Mold's former Florida facility in Clearwater expires on December 31, 1995, with a rental of $3,326 per month. The remainder of the noncancelable rental expense associated with the Florida facility is accrued at July 31, 1995.

    MTE operates out of an 8,350 square foot facility in Rochester, England as a tenant at will terminable by either party upon 30 days notice. The location is adequate to house up to approximately $4,000,000 of annual sales volume; more than twice its current volume. Because the MTE operation is presently relatively small, it could be easily moved to a more permanent location in England if a substantial volume increase made such a move necessary or desirable.


ITEM 3.  LEGAL PROCEEDINGS

    Not applicable.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    Not applicable.

                                    PART II

ITEM 5.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

    (a)  Market Information

    The Company's common stock is traded on the over-the-counter market and is reported under the symbol "MTCC" on the National Association of Securities Dealers Automated Quotation System (NASDAQ). The high and low bid prices of the Company's common stock for each quarter during the past two fiscal years were as follows:

                                                      FISCAL 1995              FISCAL 1994
                                                    ----------------         ----------------
                                                    HIGH        LOW          HIGH        LOW
                                                    ----        ----         ----        ----
             First Quarter (August - October)       $5.50       $4.00        $7.09       $3.83
             Second Quarter (November - January)    $5.38       $4.25        $7.00       $5.00
             Third Quarter (February - April)       $5.38       $4.25        $7.00       $5.00
             Fourth Quarter (May - July)            $5.88       $4.75        $5.38       $4.00




              Note: The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions. Quotations for the first two quarters of fiscal 1994 have been restated to reflect the effect of a subsequent three-for-two stock split.

    (b)  Holders

    On October 2, 1995, the Company had 4,655 stockholders of record, plus an unknown number having their shares registered in "street name" or in the name of a nominee.

    (c)  Dividends

    The Company paid no cash dividends on its common stock during the past two fiscal years and is unlikely to do so in the near future. Future profits are more likely to be utilized to improve the Company's working capital base or to fund an acquisition. Under its current loan arrangements, the Company cannot pay cash dividends without approval of its bank.


ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS

    The Company experienced a $4,593,000, or 26%, sales increase in fiscal 1995, most of which was attributable to its Magnetic Assembly Group. Magnetic assemblies, including remanufacturing, had revenues of $16,969,000, a $4,446,000 increase over fiscal 1994. The Company's total fiscal 1995 revenues were $22,210,000 versus $17,616,000 the prior year. Included are Austro Mold Group sales of $4,683,000 and $5,094,000 in fiscal 1995 and fiscal 1994, respectively. MTE contributed $558,000 of sales in the last five months of fiscal 1995 following its acquisition by the Company. The Company's fiscal 1995 gross margin decreased to 13.1% from 13.5% the previous year.

    Selling, general and administrative expenses increased $504,000, or 18%, from fiscal 1994; however, as a percentage of net sales, these expenses decreased from 16% to 15%. Included in selling, general and administrative expenses was a $312,000 write-down recorded in connection with the acquisition of MTE, primarily related to the write-off of previously recognized profit in equipment manufactured by the Magnetic Assembly Group and sold to MTE, as well as various costs associated with the acquisition. Excluding the impact of the MTE write-down, the selling, general and administrative costs of the Company decreased to 14% of net sales. The decline was a result of successful cost management efforts in fiscal 1995. Interest expense increased $106,000, or 66%, as a result of increased borrowings and interest rates. Total other income and expenses of $87,000 for fiscal 1995 included losses of $107,000 on the disposition of fixed assets.

    The Company incurred a net loss of $775,000 for fiscal 1995, compared with a modest profit of $61,000 for fiscal 1994. Included in fiscal 1994 net income was $676,000 of nonrecurring income representing the cumulative effect of a change in accounting principle relating to income taxes. Excluding that adjustment to income, fiscal 1994 resulted in an operating loss of $462,000. The Company's loss before income taxes and extraordinary items was $774,000 and $614,000 in fiscal years 1995 and 1994, respectively. The net loss in fiscal 1995 resulted from sizable losses at the Austro Mold Group as well as a net loss of $98,000 for the MTE start-up operation. The rebound in sales and profit performance of the Company's Magnetic Assembly Group was insufficient to return the Company to profitability in the face of Austro Mold's continued lower sales levels and operational problems.

    During the fourth quarter of fiscal 1995, the Company recorded sales of $5,887,000, compared with sales of $4,323,000 for the fourth quarter of fiscal 1994, an increase of $1,564,000, or 36%. The increase is attributable to the Magnetic Assembly Group remanufacturing business. In fiscal 1995, the fourth quarter gross margin was 13% compared with 7% in the fourth quarter of fiscal 1994. The net loss for the fiscal 1995 fourth quarter was $215,000 compared with a net loss of $627,000 in the fourth quarter of the previous year.

    In fiscal 1994, the Company experienced a sales decline of $2,178,000 as a result of (1) the sale of the Company's European magnetic assembly business in the third quarter of fiscal 1993, (2) the loss of business at Austro Mold and
(3) customer extensions of magnetic assembly delivery schedules. The sales decline, coupled with cost overruns and other inefficiencies at Austro Mold, significantly impacted fiscal 1994 profitability. The Company's gross margin for fiscal 1994 decreased to 14% versus 18% in fiscal year 1993.

    Selling, general and administrative expenses increased $311,000, or 12%, from fiscal 1993 to 1994. As a percentage of net sales, these expenses increased from 13% to 16%. Of the increase, $230,000 is attributable to the fact that fiscal 1993 included only nine months of Company ownership of the Austro Mold Group. The remaining increased costs in this area related to increased sales commissions expenses, costs for changes in management for Austro Mold, state sales tax audit adjustments, a nonrecurring administrative fee for the Company's 401(k) plan and increased travel expenses. Interest expense decreased $29,000 as a result of lower interest rates.

    Fiscal 1994 net profits were $61,000, including $676,000 of nonrecurring income representing the cumulative effect of a change in accounting principle relating to income taxes; whereas fiscal 1993 had resulted in a net profit of $1,663,000, including $984,000 of nonrecurring income from the European sale of technology and $640,000 of extraordinary income from the reduction of income taxes resulting from realization of net operating loss carryforwards. Therefore, excluding the nonrecurring income items, operating results declined from an operating profit of $973,000 in fiscal 1993 to an operating loss of $462,000 in fiscal 1994, a decrease of $1,435,000. The Company's results before nonrecurring income, income taxes and extraordinary items was a loss of $614,000 for fiscal 1994 versus a profit of $811,000 for fiscal 1993.

    Along with its fiscal 1995 sales increase of 36%, the Magnetic Assembly Group maintained the approximate 17% gross margin experienced in the prior two fiscal years. The increased sales were primarily attributable to increased remanufacturing operations with the Company's largest customer. Magnetic Assembly's selling, general and administrative expenses increased $264,000 over fiscal 1994 due to the $312,000 write-down recorded in connection with the MTE acquisition, which was partially offset by a $48,000 decrease attributable to successful cost management efforts. As a percentage of sales, selling, general and administrative costs decreased from 15% in fiscal 1994 to 13% in fiscal 1995 for the Group. Excluding the nonrecurring write-down for the MTE acquisition, the percentage decreased even further to 11% of net sales. As a result, the magnetic assemblies operation (including remanufacturing, but excluding MTE) increased its contribution to operating profits to $805,000 as compared with $374,000 in fiscal 1994.

    In fiscal 1995, Austro Mold's Rochester, New York tooling operation returned to profitability, but its plastics molding operation and its Clearwater, Florida tooling operation did not. At the time of its acquisition, the Austro Mold Group had annual revenues of approximately $6,500,000, versus $4,683,000 and $5,094,000 in fiscal 1995 and 1994, respectively. The entire Group had an overall negative gross margin of 3% in fiscal 1995, versus a positive gross margin of 4% in fiscal 1994.

    Austro Mold's Rochester tooling operation had total sales of $2,139,000 for fiscal 1995, compared with $1,834,000 the previous year, an increase of $305,000, or 17%. It contributed $227,000, or 11% of gross margin versus $145,000, or 8% the year prior. The plastic molding operation recorded sales of $2,236,000 and $2,792,000 in fiscal 1995 and 1994, respectively, a decrease of $556,000, or 20%. The molding operation recorded a negative margin of $244,000 for fiscal 1995 versus a positive gross margin of $268,000 for fiscal 1994. The Austro Mold Florida tooling operation was closed during fiscal 1995. It contributed $308,000 in net sales at a negative gross margin of $103,000 prior to its closing. The Florida operation recorded sales of $468,000 and a negative gross margin of $221,000 in fiscal 1994.

    The Austro Mold Group's selling, general and administrative expenses totaled $1,004,000 in fiscal 1995, compared with $1,028,000 in fiscal 1994. These costs include $202,000 of annual expense related to the amortization of the noncompete agreement with the previous owners of Austro Mold. Austro Mold also incurred $107,000 of costs related to the disposition of fixed assets, including $35,000 related to the closing of the Florida plant and $71,000 for the disposal of nonoperational equipment in the plastics molding operations. Thus, Austro Mold made no contribution to its own Group's selling, general and administrative overhead of $1,004,000, or the asset disposal costs, and incurred a net loss of $1,250,000.

    The Company has taken, and continues to take, what it believes are corrective actions relative to the Austro Mold Group, including the replacement of management personnel, the termination of its unprofitable Florida operations and the elimination of smaller volume molding orders with insufficient margins. Due to the fact that the plastics molding losses have been caused by a myriad of operational problems, management cannot say with certainty that the molding operation can be returned to profitability, and therefore survive in its current form.

    The Company's management does not believe that the losses which the Company experienced in fiscal 1995 and fiscal 1994 represent a pattern or continuing trend. Management believes that the Company's magnetic assembly operations have been considerably strengthened due both to additional remanufacturing business and the acquisition of MTE's European business. The Company's backlog at July 31, 1995 was $12,667,000 compared with $7,000,000 at July 31, 1994.
Excluding MTE's backlog of $1,849,000 for 1995, the Company's backlog increased $3,818,000 over the previous year. Furthermore, the current fiscal year 1996 will be the pivotal year for determining the future size and role of the Austro Mold Group within the Company.

    As a result of the fiscal 1995 and 1994 operating losses, the Company's liquidity has deteriorated. As of July 31, 1995, cash was $746,000, versus $400,000 at July 31, 1994 and $1,042,000 at July 31, 1993; working capital was
$2,623,000, versus $2,854,000 and $3,446,000 at July 31, 1994 and 1993, respectively; the current ratio was 1.5 to 1.0 at July 31, 1995, versus 2.0 to
1.0 and 2.2 to 1.0 at July 31, 1994 and 1993, respectively. Due to increased borrowings to meet its cash needs plus prime rate increases, the Company's interest expense increased $106,000 in fiscal 1995, despite better loan terms which the Company obtained in a mid-year refinancing.

    Even though the Company's debt increased by reason of the acquisition of MTE in March 1995 and the acquisition of its Austro Mold Group in November 1992, its current cash flow position should be adequate to fund the related noncompete agreement payments as well as the interest and principal on the current portion of long-term debt.

    Operating cash flows decreased $229,000 for fiscal 1995 over the comparable period in fiscal 1994. The variance is primarily the result of the Company's operating loss of $775,000 for the year. This loss includes a write-down of $312,000 to account for an impairment in asset value in connection with the acquisition of MTE. In addition, accounts receivable, inventories and accounts payable balances increased due to higher volumes of sales activity in fiscal 1995.

    Cash used by investing activities increased $48,000 for fiscal 1995 over the prior year. The increase is due to two factors; increased capital expenditures for production equipment and vehicles and the acquisition of MTE. The increase was partially offset by the noncash write-down of $312,000 in connection with the acquisition, as well as $160,000 of cash received for the sale of the Florida plant equipment and other fixed asset disposals.

    Cash provided by financing activities increased by $1,267,000 for fiscal 1995 over the prior year. The variance was primarily due to advances on the Company's line of credit and revolving bank note. The Company incurred additional borrowings of $305,000 in connection with the MTE acquisition which are not reflected in the consolidated statement of cash flows for fiscal 1995 since the borrowing represents a noncash transaction. In addition, proceeds from the exercise of stock options increased by $107,500 over the prior year.

    In fiscal 1995, the Company was offered improved loan rates on its then-existing bank debt, and therefore changed banks. The new loan accommodation remains secured by the assets of the Company and includes both a $2,000,000 revolving loan convertible into a term loan on March 1, 1997, as well as a $1,250,000 line of credit. At July 31, 1995, the Company had $1,807,000 of principal outstanding on the revolving note and $826,000 on the line of credit. In connection with the MTE reacquisition, the Company has a loan with the Calder Group with an outstanding balance of $283,000 at July 31, 1995. The Company also has other long-term debt totaling $91,000 outstanding at July 31, 1995, and approximately $645,000 of equipment on lease with another bank and an equipment leasing organization.

    Capital expenditures totaled $1,014,000 in fiscal 1995, as compared with $1,207,000 in fiscal 1994. Included in capital expenditures were $112,000 and $614,000 in fiscal 1995 and fiscal 1994, respectively, of equipment financed with proceeds from the master lease line of credit. The remaining fiscal 1995 capital expenditures were financed with proceeds from the Company's revolving bank note, line of credit borrowings, sales of fixed assets and proceeds from stock options exercises. Management estimates that capital expenditures will approximate $600,000 in fiscal 1996, a portion of which is expected to be financed with capital lease financing.

ITEM 7.  FINANCIAL STATEMENTS

    Following is an index to the consolidated financial statements filed as part of this report.

Financial Statements                                                    Page No.
--------------------                                                    --------

      Report of Independent Accountants                                    12

      Consolidated Balance Sheets at July 31, 1995 and 1994                13

      Consolidated Statements of Income for the three years ended
       July 31, 1995                                                       14

      Consolidated Statements of Changes in Stockholders' Equity
       for the three years ended July 31, 1995                             15

      Consolidated Statements of Cash Flows for the three years
       ended July 31, 1995                                                 16


      Notes to Consolidated Financial Statements                         17 - 28



ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

    Not applicable.


                                    PART III

    The information required by Items 9, 10, 11 and 12 of PART III of this report is incorporated herein by reference to the Company's Proxy Statement issued in connection with the Annual Meeting of Stockholders of the Company to be held December 14, 1995, under the headings entitled "Voting Securities", "Election of Directors", "Transactions Involving Directors and Executive Officers", "Executive Compensation" and "Securities Reporting Requirements", which Proxy Statement will be filed within 120 days after the end of fiscal 1995.

ITEM 13.           EXHIBITS AND REPORTS ON FORM 8-K

    The financial statements filed as a part of this report are listed in Item 7 above.

    The exhibits filed with this report are listed on the Index to Exhibits on page 11 following the signature page and are numbered in accordance with Item 601 of Regulation S-B.

  The Company did not file any reports on Form 8-K during the last quarter of fiscal 1995.

                                   SIGNATURES

    In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        MAGNETIC TECHNOLOGIES CORPORATION





Date: October 23, 1995                  By:  /s/  Gordon H. McNeil
                                           ------------------------------------
                                                  Gordon H. McNeil, President


    In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.




Date: October 23, 1995                  By: /s/  Gordon H. McNeil
                                           -----------------------------------
                                                 Gordon H. McNeil, Director,
                                                 President and Principal
                                                 Executive Officer





Date: October 23, 1995                  By: /s/  Isadore Diamond
                                           -----------------------------------
                                                 Isadore Diamond, Director,
                                                 Chairman of the Board,
                                                 Treasurer and Principal
                                                 Financial Officer





Date: October 23, 1995                  By: /s/  Dana L. Limperis
                                           -----------------------------------
                                                 Dana L. Limperis, Controller
                                                 and Principal Accounting
                                                 Officer





Date: October 23, 1995                  By: /s/  John B. Biemiller
                                           -----------------------------------
                                                 John B. Biemiller, Director





Date: October 23, 1995                  By: /s/  G. Thomas Clark
                                           -----------------------------------
                                                 G. Thomas Clark, Director





 Date: October 23, 1995                 By: /s/  Bernard Kozel
                                           -----------------------------------
                                                 Bernard Kozel, Director

                               INDEX TO EXHIBITS




    EXHIBIT                                                            STATUS OR INCORPORATION
      NO.                      DESCRIPTION                                BY REFERENCE (IBR)
--------------   ------------------------------------------   -------------------------------------------
 (3) (a)         Certificate of Incorporation as amended to   IBR to Exhibit A of Form 10-KSB for fiscal
                 date                                         year ended July 31, 1994

 (3) (b)         By-Laws                                      Exhibit A to this Report

 (10) (a)        Consulting Agreements and Covenants Not to   IBR to Exhibits 2, 3 and 4 of Form 8-K as
                 Compete and Security Agreement with the      amended dated January 28, 1992
                 former owners of Austro Mold, Inc.

 (10) (b)        Sublease Agreement with Linden Properties    IBR to Exhibit A of Form 10-KSB for fiscal
                 effective November 1, 1993                   year ended July 31, 1993

 (10) (c)        Amendment to Sublease Agreement with Linden  IBR to Exhibit B of Form 10-KSB for fiscal
                 Properties dated October 7, 1994             year ended July 31, 1994

 (10) (d)        Lease of Austro Mold facility, Rochester,    IBR to Exhibit 5 of Form 8-K as amended
                 New York                                     dated January 28, 1992

 (10) (e)        Share Purchase Agreement relative to the     IBR to Exhibit 1 of Form 8-K as amended
                 acquisition of Magnetic Technologies Europe  dated March 31, 1995
                 Limited

 (10) (f)        Credit Agreement, General Security           IBR to Exhibit 3 of Form 8-K as amended
                 Agreement, Revolving Line of Credit Note     dated March 31, 1995
                 and Commercial Line of Credit Note with
                 First National Bank of Rochester

 (10) (g)        Stock Option Contract held by G. Thomas      IBR to Exhibit E of Form 10-K for fiscal
                 Clark (a Director) dated September 18, 1992  year ended July 31, 1992

 (10) (h)        Stock Option Contract held by Gordon H.      IBR to Exhibit D of Form 10-K for fiscal
                 McNeil (President and Chief Executive        year ended July 31, 1992
                 Officer) dated May 19, 1992

 (10) (i)        Stock Option Contract held by Gordon H.      IBR to Exhibit B of Form 10-KSB for fiscal
                 McNeil (President and Chief Executive        year ended July 31, 1993
                 Officer) dated January 7, 1993

 (10) (j)        Stock Option Contract held by Bernard Kozel  Exhibit B to this Report
                 (a Director) dated March 8, 1995

 (21)            Subsidiaries of the Registrant               Exhibit C to this Report

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and
Board of Directors of
Magnetic Technologies Corporation

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Magnetic Technologies Corporation at July 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three fiscal years in the period ended July 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in Note 11 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES, in fiscal year 1994.



/s/ Price Waterhouse LLP
------------------------------------
PRICE WATERHOUSE LLP
Rochester, New York
October 10, 1995

                       MAGNETIC TECHNOLOGIES CORPORATION

                          CONSOLIDATED BALANCE SHEETS



                                                                                        JULY 31,
                                                                            ---------------------------------
                                  ASSETS                                         1995               1994
                                                                            ---------------    --------------
 Current assets:
    Cash, including interest-bearing deposits of $490,445 and $312,000 at
      July 31, 1995 and 1994, respectively                                    $    746,434       $   399,861
    Accounts receivable, less allowance for doubtful accounts of $31,500
      and $15,000 at July 31, 1995 and 1994, respectively                        2,265,794         2,032,020
    Inventories                                                                  4,182,773         2,602,256
    Costs and estimated earnings in excess of billings on contracts in
       process                                                                     291,288           314,322
    Deferred income taxes                                                          278,000           309,900
    Prepaid taxes, expenses and other current assets                               109,613           101,913
                                                                            ---------------    --------------
                               Current assets                                    7,873,902         5,760,272
 Property, plant and equipment, net                                              3,877,951         3,636,153
 Excess of cost over net assets acquired, net of accumulated amortization of $127,154 and $117,748 at July 31, 1995
    and 1994, respectively                                                          56,438            65,844
 Investment in affiliate                                                                             250,000
 Deferred income taxes                                                             514,500           477,100
 Other assets                                                                      482,517           337,505
                                                                            ---------------    --------------
                                                                              $ 12,805,308       $10,526,874
                                                                            ===============    ==============

                   LIABILITIES AND STOCKHOLDERS' EQUITY


 Current liabilities:
    Accounts payable and other accrued expenses                               $  3,938,329     $   2,504,763
    Note payable                                                                   826,108
    Current portion of long-term debt and capital lease obligations                291,784           308,014
    Billings in excess of costs and estimated earnings on contracts in
        process                                                                    171,497            93,234
    Accrued income taxes                                                            22,958
                                                                            ---------------    --------------
                            Current liabilities                                  5,250,676         2,906,011
 Long-term debt and capital lease obligations                                    2,533,666         1,957,997
                                                                            ---------------    --------------
                             Total liabilities                                   7,784,342         4,864,008
                                                                            ---------------    --------------
 Stockholders' equity:
    Common stock - $.15 par value;
       Authorized - 15,000,000 shares
       Issued and outstanding - 2,786,675 and 2,739,857 shares at
          July 31, 1995 and 1994, respectively                                     418,001           410,979
    Stock warrants outstanding for 22,500 shares of common stock, valued at $82,500, net of unamortized deferred expense of $47,115 and
       $67,335 at July 31, 1995 and 1994, respectively                              35,385            15,165
    Additional paid-in capital                                                   7,646,302         7,541,058
 Cumulative translation adjustment                                                     479
 Accumulated deficit                                                            (3,079,201)       (2,304,336)
                                                                            ---------------    --------------
                        Total stockholders' equity                               5,020,966         5,662,866
                                                                            ---------------    --------------
                                                                               $12,805,308       $10,526,874
                                                                            ===============    ==============




          See accompanying Notes to Consolidated Financial Statements

                       MAGNETIC TECHNOLOGIES CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                           YEAR ENDED JULY 31,
                                                        ---------------------------------------------------
                                                             1995               1994               1993
                                                        -------------       ------------       ------------
 Net sales                                               $22,209,634         $17,616,480        $19,794,544
 Cost of sales                                            19,290,099          15,241,215         16,294,606
                                                        -------------       ------------       ------------
 Gross profit                                              2,919,535           2,375,265          3,499,938
 Selling, general and administrative expenses              3,341,450           2,837,504          2,526,918
                                                        -------------       ------------       ------------
 Operating (loss) earnings                                  (421,915)           (462,239)           973,020

 Interest expense                                            265,233             159,395            188,164
 Other                                                        87,217              (7,355)           (25,889)
 Nonrecurring income from sale of technology, net of
   related expenses                                                                                (984,010)
                                                        -------------       ------------       ------------
 (Loss) income before income taxes, extraordinary item
   and change in accounting principle                       (774,365)           (614,279)         1,794,755
 Provision for income taxes                                      500                 500            771,500
                                                        -------------       ------------       ------------
 (Loss) income before extraordinary item and change in
   accounting principle                                     (774,865)           (614,779)         1,023,255
 Extraordinary item:
    Reduction in income taxes resulting from
     realization of operating loss carryforwards                                                    640,000
                                                        -------------       ------------       ------------
 (Loss) income before change in accounting principle        (774,865)           (614,779)         1,663,255
 Cumulative effect of a change in accounting principle
    relating to income taxes                                                     676,000
                                                        -------------       ------------       ------------
 Net (loss) income                                         ($774,865)        $    61,221         $1,663,255
                                                        =============       ============       ============

                                                                YEAR ENDED JULY 31,
                                      -------------------------------------------------------------------------
                                              1995                      1994                      1993
                                      ---------------------     -----------------------   ---------------------
                                                     FULLY                      FULLY                   FULLY
                                       PRIMARY      DILUTED      PRIMARY       DILUTED     PRIMARY     DILUTED
                                      ---------   ---------     ---------    ----------   --------     --------
 (Loss) earnings per common
    share:
 (Loss) income before
    extraordinary item and change
    in accounting principle             ($.28)       ($.28)       ($.21)        ($.21)      $.38           $.36

 Extraordinary item                                                                          .24            .23
                                      ---------   ---------     ---------    ----------   --------     --------
 (Loss) income before change in
    accounting principle                 (.28)        (.28)        (.21)         (.21)       .62            .59
 Change in accounting principle                                     .23           .23
                                      ---------   ---------     ---------    ----------   --------     --------
 Net (loss) income per share            ($.28)       ($.28)        $.02           .02       $.62           $.59
                                      =========   =========     =========    ==========   ========     ========


                                   See accompanying Notes to Consolidated Financial Statements.

                       MAGNETIC TECHNOLOGIES CORPORATION

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED JULY 31, 1995, 1994 AND 1993

                                           COMMON STOCK                             ADDITIONAL
                                   ---------------------------        STOCK          PAID-IN        ACCUMULATED
                                       SHARES         AMOUNT         WARRANTS        CAPITAL           DEFICIT
                                   ------------   ------------    -------------   -------------   ----------------
 Balance at July 31, 1992             1,629,767      $ 244,465        $      0       7,289,563    (   $ 4,028,812)
    Conversion of debentures            160,000         24,000                         296,000
    Exercise of stock options            31,000          4,650                          44,950
    Repurchase and retirement of
        fractional shares
        related to stock split              (32)            (5)                           (142)
    Net income                                                                                          1,663,255
                                   ------------   ------------    -------------   -------------   ----------------
 Balance at July 31, 1993             1,820,735        273,110               0       7,630,371         (2,365,557)

    Effect of three-for-two
        stock split                     910,368        136,555                        (136,555)
    Fees relating to stock
        split                                                                           (5,243)
    Exercise of stock options             9,375          1,407                           3,593
    Repurchase and retirement of
        fractional shares related to
        stock split                        (621)           (93)                           (108)
    Tax benefits derived from
        stock incentive plans                                                           49,000
    Stock warrants issued for
        22,500 shares of common
        stock                                                           82,500
    Deferral of stock warrants
        issuance expense                                               (82,500)
    Amortization of deferred
        stock warrants expense                                          15,165
    Net income                                                                                             61,221
                                   ------------   ------------    -------------   -------------   ----------------
 Balance at July 31, 1994             2,739,857        410,979          15,165       7,541,058    (     2,304,336)

    Exercise of stock options            46,875          7,031                         105,469
    Repurchase and retirement of
        fractional shares
        related to stock
        split                               (57)            (9)                           (225)
    Amortization of deferred
        stock warrants expense                                          20,220

    Net loss                                                                                             (774,865)
                                   ------------   ------------    -------------   -------------   ----------------
                                      2,786,675        418,001          35,385       7,646,302    (      3,079,201)
    Translation adjustment                                                                                     479
                                   ------------   ------------    -------------   -------------   ----------------
 Balance at July 31, 1995             2,786,675       $418,001         $35,385      $7,646,302    (     $3,078,722)
                                   ============   ============    =============   =============   ================


                                   See accompanying Notes to Consolidated Financial Statements.

                       MAGNETIC TECHNOLOGIES CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          INCREASE (DECREASE) IN CASH


                                                                               YEAR ENDED JULY 31,
                                                                 --------------------------------------------
                                                                     1995             1994           1993
                                                                 ------------    ------------    ------------
 Cash flows from operating activities:

    Net (loss) income                                             ($774,865)     $   61,221      $  1,663,255
    Adjustments to reconcile net income to cash provided by
     operating activities -
        Cumulative effect of a change in accounting principle                      (676,000)
        Depreciation and amortization                               877,021         786,312           685,224
        Loss on disposal of property                                106,734             910             5,543
        Provision for bad debts                                      16,500          (9,719)           79,406
        Imputed interest on long-term debt                            9,153                            35,060
        (Increase) decrease in accounts receivable                  (98,048)        163,908          (227,695)
        (Increase) decrease in inventories                       (1,511,516)         60,969          (254,437)
        Decrease (increase) in costs, estimated earnings
            and billings on contracts in process                    101,297         (29,121)          106,485
        Increase in deferred income taxes                            (5,500)                          (62,000)
        Increase in prepaid income taxes, expenses and other
            current assets                                           (7,926)        (28,262)           (9,663)
        Payments under noncompete agreement                        (330,000)       (330,000)         (192,500)
        Decrease (increase) in other assets                         184,988         124,875              (855)
        Increase in accounts payable and accrued expenses         1,321,737          99,326           405,873
        Increase (decrease) in accrued income taxes                  23,016         (73,344)         (149,929)
        Decrease in other long-term liabilities                                      (9,045)           (5,436)
                                                                 ------------    ------------     ------------
        Total adjustments                                           687,456          80,809           415,076
                                                                 ------------    ------------     ------------
    Net cash provided by operating activities                       (87,409)        142,030         2,078,331
                                                                 ------------    ------------     ------------
 Cash flows from investing activities:
    Capital expenditures                                           (902,346)       (592,712)         (583,324)
    Purchase of Magnetic Technologies Europe, (MTE), net of
        cash acquired                                              (206,311)
    Purchase of Austro Mold, Inc., net of cash acquired                                            (1,781,388)
    Investment in affiliate                                                                          (250,000)
    Write-down of investment in MTE                                 312,302
    Proceeds from the sale of fixed assets                          160,000           4,100            10,000
                                                                 ------------    ------------     ------------
    Net cash used by investing activities                          (636,355)       (588,612)       (2,604,712)
                                                                 ------------    ------------     ------------
 Cash flows from financing activities:
    Proceeds from borrowings                                      3,457,758         660,000         2,000,000
    Payments for expenses incurred related to stock splits                           (5,243)
    Principal payments on borrowings and capital leases          (2,498,581)       (854,800)       (2,121,737)
    Purchase and retirement of common stock                            (234)           (201)             (147)
    Proceeds from stock options exercise                            112,500           5,000            49,600
                                                                 ------------    ------------     ------------
    Net cash provided (used) by financing activities              1,071,443        (195,244)          (72,284)

 Effect of exchange rate changes on cash                             (1,106)
                                                                 ------------    ------------     ------------
 Net increase (decrease) in cash                                    346,573        (641,826)         (598,665)
 Cash and cash equivalents at beginning of year                     399,861       1,041,687         1,640,352
                                                                 ------------    ------------     ------------
 Cash and cash equivalents at end of year                         $ 746,434      $  399,861        $1,041,687
                                                                 ============    ============     ============


                                   See accompanying Notes to Consolidated Financial Statements.

                       MAGNETIC TECHNOLOGIES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    The Company is engaged in the contract manufacturing business, including development, manufacture and assembly of precision magnetic, electronic and mechanical devices. The Company was incorporated in the State of Delaware in 1969. The Company's corporate headquarters is located on Linden Avenue in Rochester, New York. Austro Mold, Inc. (Austro Mold), a wholly-owned subsidiary during fiscal 1993, is engaged in the design and manufacture of precision plastic molds and custom injection molded plastic parts and assemblies. Austro Mold was incorporated in New York State in 1976, but was subsequently legally merged into Magnetic Technologies Corporation during the first quarter of fiscal 1994. Austro Mold has one facility in Rochester, New York. Magnetic Technologies Europe Limited (MTE), a wholly-owned foreign subsidiary effective March 1, 1995, is engaged in the same business as the Company's traditional domestic operations, namely, the design and manufacture of precision magnetic assemblies for office equipment manufacturers. MTE has one facility located in Rochester, England. (See Note 2.)

    Principles of Consolidation

    The consolidated financial statements include the accounts of the Company for the periods presented and the accounts of its wholly-owned foreign subsidiary, MTE, as of March 1, 1995. (See Note 2.) All significant intercompany balances, transactions and profits are eliminated.

    Translation of Foreign Currencies

    Assets and liabilities of MTE are translated into U.S. dollars at currency exchange rates in effect at the end of the balance sheet period. Revenues and expenses are translated at average exchange rates in effect during the related income statement periods. Gains and losses resulting from foreign currency transactions are included in the results of operations. Gains and losses resulting from the translation of the foreign subsidiary balance sheet are recorded directly to the accumulated translation adjustment, a component of stockholders' equity.

    Revenue Recognition

    The Company accounts for contracts for the manufacture of precision plastic molds and custom tooling using the percentage of completion method of accounting. Revenue is recognized in the ratio that costs incurred bear to total estimated costs of the contracts. Contract costs include direct material and labor costs as well as indirect costs related to contract performance. Losses expected to be incurred are charged to operations in the period such losses are determined.

    Inventories

    Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis.

    Property, Plant and Equipment

    Property, plant and equipment are stated at cost. Depreciation is computed principally using the straight-line method over the estimated useful lives of the related assets, which range from three to ten years. Leasehold improvements are amortized over the shorter of the related lease lives or the expected useful lives of the improvements using the straight-line method.

    Maintenance and repairs are charged to operations as incurred. The costs of renewals and betterments that increase the useful lives of property are capitalized in the appropriate asset accounts. The gain or loss on items of property retired or otherwise disposed of is credited or charged to operations, and the cost and accumulated depreciation are removed from the accounts.

    Excess of Cost Over Net Assets Acquired

    Excess of cost over net assets acquired is amortized over ten years using the straight-line method.

    Research and Development

  The Company charges research and development expenditures to operations as incurred.

    Cash Equivalents

    For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

    Reclassifications

    Certain amounts in the prior years' financial statements were reclassified to conform with current year presentation.

    Earnings Per Common Share

    All per share amounts for fiscal 1995 are based on the weighted average number of shares outstanding during the period. The amounts do not include any adjustments for stock options or warrants due to the antidilutive effect they have on the net loss for the year. Earnings per common share amounts for fiscal 1994 and 1993 are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect of stock options and warrants. Fully diluted earnings per common share amounts for fiscal 1993 also assumes the conversion of convertible subordinated debentures at the beginning of fiscal 1993. The net income included in the computation was also adjusted for the interest expense (net of tax) applicable to the debentures. Supplementary earnings per share gives effect to the exercises of stock options in fiscal years 1994 and 1993 on primary earnings per share. (See Note 10.) The exercises are reflected as though they had occurred at the beginning of the periods.

    Supplementary (loss) earnings per share were as follows:


                                                                      YEAR ENDED JULY 31,
                                                        ---------------------------------------------
                                                             1995            1994            1993
                                                        -------------    -------------   -------------
 (Loss) income before extraordinary item and change
    in accounting principle                                 ($.28)           ($.21)           $.37

 Extraordinary item                                                                            .23
                                                        -------------    -------------   -------------

 (Loss) income before change in accounting principle         (.28)            (.21)            .60
 Change in accounting principle                                                .23
                                                        -------------    -------------   -------------

 Net (Loss) income per share                                ($.28)            $.02            $.60
                                                        =============    =============   =============

 Weighted average shares of common stock were as follows:


                                                                         YEAR ENDED JULY 31,
                                                           ---------------------------------------------
                                                                1995             1994             1993
                                                           -------------    -------------   -------------
 Primary                                                     2,779,521        2,948,161        2,662,832
 Fully diluted                                               2,779,521        2,963,865        2,831,527
 Supplementary                                               2,779,521        2,950,627        2,782,833

    Earnings per share and the weighted average shares of common stock have been retroactively adjusted to reflect a three-for-two stock split which occurred in fiscal 1994.

NOTE 2 - ACQUISITIONS, INVESTMENT IN AFFILIATE AND SALE OF TECHNOLOGY:

    In April 1993, Magnetic Technologies Corporation (MTC) entered into an agreement with the Cookson Group plc (Cookson) of London, England, in which the two corporations formed a new company, Magnetic Technologies Europe Limited
(MTE), to manufacture and sell precision magnetic, electronic and mechanical devices in Europe. Headquartered in Rochester, England, MTE was capitalized with $1,000,000, of which $750,000 was contributed by Cookson for all of the voting "A" shares of stock and $250,000 was contributed by MTC for all of the nonvoting "B" shares of stock, constituting a 25% interest in MTE. The investment in MTE was accounted for under the cost method due to the Company's inability to exercise any influence over the operating and financial policies of MTE. The Company had no voting stock, no voting Board members, no policy-making influence, and no interchange of personnel. Thus, management believes that the cost method of accounting for this transaction was appropriate.

    Concurrent with the formation of MTE, the Company sold Cookson and MTE a license for the use of the Company's technology in connection with the manufacture of products to be sold in Europe and the Near East. Cookson paid the Company $1,250,000 for the technology and the Company agreed to discontinue selling to the European market. (The Company's export sales in the immediately preceding twelve month period had aggregated $2,200,000.) At the closing of the transaction, Cookson also placed a $1,040,000 order on behalf of itself and MTE for the Company to produce manufacturing machinery and related software to be shipped to England.

    In March 1994 Cookson sold certain of its businesses to Calder Group Limited (Calder) and Calder's subsidiary, Magnet Applications Limited, became the owner of all of MTE's voting "A" shares of stock. A year later, Calder decided to dispose of certain of its operations, including MTE. On March 31, 1995, the Company acquired all of the voting shares of stock of MTE from Calder's subsidiary. The acquisition was effective as of February 28, 1995 and the accounts of MTE are consolidated with those of the Company from March 1, 1995 forward. The purchase price of the acquisition of the remaining 75% interest in MTE was $492,007 plus closing costs of $23,054, before cash acquired of $3,340. In connection with the acquisition, the Company incurred a note payable to Calder of $351,000, payable in equal monthly installments of $9,750 over a thirty-six month period commencing May 1, 1995. The note payable to Calder has no stated interest, therefore, interest was imputed at a rate of 9.25%. The balance of the note payable, less imputed interest, was $305,410 at acquisition. The loan was reflected in the Company's consolidated balance sheet as current portion of long-term debt of $94,761 and long-term debt of $188,369 at July 31, 1995. (See Note 7.)

    Prior to the acquisition of the remaining 75% of the outstanding stock of MTE in March 1995, the Company evaluated its investment in MTE by reviewing the monthly operating performance to determine whether any permanent impairment in the value of its investment had occurred. These reviews took into consideration MTE's performance as compared with budgets as well as the start-up plan for the company. Based upon those evaluations, the Company had determined that the value of the investment had not been impaired.

    Effective March 1, 1995, the acquisition of the remaining 75% interest in MTE was completed, and the transaction was accounted for using the purchase method of accounting for business combinations. Since MTE became a wholly-owned subsidiary, the Company recorded a $312,302 write-down of its investment in MTE to account for an impairment in asset value, primarily related to the write-off of previously recognized profit in equipment manufactured by MTC and sold to MTE, as well as various costs related to the acquisition. The write-down was included in selling, general and administrative expenses at July 31, 1995.

    During fiscal 1993, the Company completed the acquisition of 100% of the outstanding stock of Austro Mold, Inc. Austro Mold is engaged in the manufacture of precision plastic molds and custom plastic injection molding and assembly. The effective date of the transaction was November 1, 1992 and was reflected under the purchase method of accounting for business combinations. The purchase price was $1,910,177 before cash acquired of $128,789. The purchase was financed with a $2,000,000 revolving bank note at an interest rate of prime plus .5%, which was refinanced during fiscal 1995 at a reduced interest rate of prime plus .25%. (See Note 8.) The Company also assumed and retired Austro Mold's bank indebtedness of $725,000 from working capital during fiscal 1993.

    In connection with the acquisition, the Company entered into a noncompete agreement with the two previous owners of Austro Mold. The agreement is effective from November 1992 through December 2000 and requires payment of $1,650,000 in 60 equal monthly installments commencing January 1993. The cost of the noncompete agreement is being amortized to expense ratably over the period in which it is in effect. The total amortization expense was $202,041, $202,041 and $151,531 for fiscal years 1995, 1994 and 1993, respectively. The excess of unamortized cost of $1,094,388 over the remaining amount due under the agreement of $797,500, or $296,888, was reflected in other assets at July 31, 1995.

    The following table presents unaudited pro forma results of operations as if the acquisitions of MTE and Austro Mold had occurred at the beginning of each of the periods presented, after giving effect to certain adjustments for intercompany transactions, depreciation, rent, interest and related income tax effects. In accordance with the regulations of the Securities and Exchange Commission, extraordinary amounts have been excluded from the combined income statement and earnings per share presentations. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made at the beginning of the periods presented or of results which may occur in the future. The per share amounts and weighted average number of shares have been adjusted to reflect a three-for-two stock split which occurred in fiscal 1994.

                                                            PRO FORMA RESULTS (UNAUDITED)
                                                                 YEAR ENDED JULY 31,
                                               --------------------------------------------------------
                                                  1995                     1994                1993
                                               -----------              -----------         -----------
 Net sales                                     $22,420,698              $17,323,672         $21,284,590
 Cost of sales                                  19,364,900               15,437,090          17,574,476
                                               -----------              -----------         -----------
 Gross profit                                    3,055,798                1,886,582           3,710,114
 Selling, general and administrative
   expenses                                      3,684,645                3,200,201           2,734,330
                                               -----------              -----------         -----------

 Operating (loss) earnings                        (628,847)              (1,313,619)            975,784
 Interest, other income and expenses               415,621                  208,289             208,233
                                               -----------              -----------         -----------

 (Loss) income before income taxes,
   extraordinary item and change in accounting
   principle                                    (1,044,468)              (1,521,908)            767,551
 Provision for income taxes                            500                      500             330,863
                                               -----------              -----------         -----------

 (Loss) income before extraordinary item and
   change in accounting principle              ($1,044,968)             ($1,522,408)         $  436,688
                                               ===========              ===========         ===========



                                                            PRO FORMA RESULTS (UNAUDITED)
                                                                 YEAR ENDED JULY 31,
                                               --------------------------------------------------------
                                                  1995                     1994                1993
                                               -----------              -----------         -----------
 (Loss) earnings per common share:

  Income before extraordinary item and change in accounting principle

        Primary                                   ($.38)                   ($.56)                $.16
        Fully diluted                             ($.38)                   ($.56)                $.15
        Supplementary                             ($.38)                   ($.56)                $.16

 Weighted average number of shares:

        Primary                                2,779,521                2,736,545           2,662,832
        Fully diluted                          2,779,521                2,736,545           2,831,527
        Supplementary                          2,779,521                2,736,545           2,782,833

NOTE 3 - INVENTORIES:

    Inventories consist of the following:

                                                                         JULY 31,
                                                              ----------------------------
                                                                 1995              1994
                                                              -----------       ----------
 Raw materials                                                 $2,558,700       $1,646,222
 Work in process                                                1,271,105          745,819
 Finished goods                                                   352,968          210,215
                                                              -----------       ----------
                                                               $4,182,773       $2,602,256
                                                              ===========       ==========

NOTE 4 - COSTS, ESTIMATED EARNINGS AND BILLINGS ON CONTRACTS IN PROCESS:

    The following is a summary of costs, estimated earnings and billings on contracts in process:

                                                                         JULY 31,
                                                              ----------------------------
                                                                 1995              1994
                                                              -----------       ----------
 Costs and estimated earnings                                 $1,136,537        $1,330,160
 LESS: Billings to date                                        1,016,746         1,109,072
                                                              -----------       ----------
                                                              $  119,791        $  221,088
                                                              ===========       ==========


    Costs, estimated earnings and billings were presented in the accompanying balance sheet as:

                                                                         JULY 31,
                                                              ----------------------------
                                                                 1995              1994
                                                              -----------       ----------
 Costs and estimated earnings in excess of billings on
   contracts in process                                         $ 291,288        $ 314,322

 Billings in excess of costs and estimated earnings on
   contracts in process                                          (171,497)         (93,234)
                                                              -----------       ----------
                                                                $ 119,791        $ 221,088
                                                              ===========       ==========

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT:

    Major classifications of property, plant and equipment were as follows:





                                                                         JULY 31,
                                                              ----------------------------
                                                                 1995              1994
                                                              -----------       ----------
 Equipment under capital lease                                $   844,202       $  732,395
 Machinery and engineering equipment                            4,887,098        4,212,076
 Furniture and fixtures                                         1,393,874        1,168,827
 Leasehold improvements                                           513,453          448,608
 Vehicles                                                         101,243           51,052
 Construction in process                                          116,526          238,435
                                                              -----------       ----------
                                                                7,856,396        6,851,393

 LESS: Accumulated depreciation and amortization                3,978,445        3,215,240
                                                              -----------       ----------
                                                               $3,877,951       $3,636,153
                                                              ===========       ==========

    The accumulated amortization for capital leases was $157,379 and $66,623 in fiscal years 1995 and 1994, respectively. Amortization expense was $90,756, $53,909 and $12,714 during the years ended July 31, 1995, 1994 and 1993, respectively.

    On March 31, 1995, the Company closed its Austro Mold Group Clearwater, Florida plant. The Company had been previously shifting manufacturing from that plant to Austro Mold's Rochester, New York, facility and had three remaining employees at the time of the plant closing. The Company sold the machinery and equipment of the Florida plant to a local business for $158,000. The Company recognized a $35,000 loss on the sale of those assets during fiscal 1995. (See also Note 9.)

NOTE 6 - NOTE PAYABLE:

    During fiscal 1995, the Company refinanced its $1,250,000 line of credit with another bank at a reduced interest rate. At July 31, 1995, the Company had $423,892 available under its bank line of credit bearing interest at prime plus .25%. The Company utilized $1,026,108 of its available line of credit during fiscal 1995 and had $826,108 outstanding against the line at July 31, 1995. During fiscal 1995, a payment of $300,000 on the line of credit was financed with the proceeds of the revolving bank note.

    The line of credit is collateralized by equipment, receivables, contract rights, inventory and general intangibles of the Company.

NOTE 7 - LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS:

    Long-term debt consisted of the following:

                                                                                          PRINCIPAL BALANCE
                                                                       CURRENT                JULY 31,
                                                     INTEREST          PORTION       ---------------------------
       DESCRIPTION             DUE DATE                RATE              DUE            1995            1994
----------------------    ---------------       ----------------      ---------      -----------    ------------
 Revolving bank note      March 1997            Prime + .25%                         $ 1,806,650     $ 1,500,000
 Obligations under        Various to
    capital leases          February 2000       6.95% to 9.15%        $ 179,484          644,975         684,374
 Calder loan              April 1998            Imputed 9.25%            94,761          283,130
 Other long-term debt     March 2002            5.00% to 8.25%           17,539           90,695          81,637
                                                                      ---------      -----------    ------------
                                                                      $ 291,784        2,825,450       2,266,011
 Less: Current portion due within one year                            =========          291,784         308,014
 ----                                                                                -----------    ------------
                                                                                     $ 2,533,666     $ 1,957,997
                                                                                     ===========    ============

    The bank prime rate was 8.75% at July 31, 1995.

    During fiscal 1995, the Company refinanced its $2,000,000 revolving bank note with another bank at a reduced interest rate. The note requires interest payments at prime plus .25% through March 1, 1997, when the principal balance can be refinanced at the Company's option under a five-year term loan at the same interest rate as the note. The revolving note had an available balance of $193,350 at July 31, 1995. The note is collateralized by the equipment, inventory, accounts receivable, and other personal property of the Company.
The revolving bank note agreement contains, among other covenants, provisions pertaining to mergers and acquisitions, capital expenditures, payment of dividends, tangible net worth, working capital and debt ratios. The Company is in compliance with the restrictive covenants at July 31, 1995.

    Although the entire principal balance owed on the revolving bank note is due on March 1, 1997, payments of outstanding principal are reflected in the following table as due over a five-year period beginning in fiscal 1998. This presentation is considered appropriate based upon the Company management's current intent to refinance the note under a five-year term loan option outlined above.

    The Company had an available master lease line of credit of $1,000,000 with its previous bank, which was eliminated during fiscal 1995. The outstanding total of the lease line of credit balances was $528,034 at July 31, 1995. The various lease balances require monthly payments totaling $14,860 at varying rates of interest which were established at 275 points over the Treasury Bill Index at the time of each borrowing. The lease balances mature between May 1997 and February 2000.

    In connection with the acquisition of MTE in February 1995, the Company incurred a note payable to Calder of $351,000, payable in equal monthly installments of $9,750 over a thirty-six month period commencing May 1, 1995. The note payable to Calder has no stated interest; therefore, interest was imputed at a rate of 9.25%, which was the Company's bank lending rate at the time of the acquisition. The balance of the note payable, less imputed interest, was $305,410 at the acquisition date. The loan was reflected in the Company's consolidated balance sheet as current portion of long-term debt of $94,761 and long-term debt of $188,369 at July 31, 1995.

    Subsequent to July 31, 1995, the Company became the guarantor for a maximum liability of $100,000 for its wholly-owned subsidiary, MTE, with respect to a vendor relationship. (See Note 15.)

    Total obligations under capital leases are secured by equipment with a net book value of $686,823 at July 31, 1995, and require total monthly payments of $18,380, including interest.

    Future principal payments on long-term debt are as follows:



                     NOTES              CAPITAL           OTHER LONG-
                    PAYABLE             LEASES            TERM DEBT
                  ----------           ---------          ---------
 Fiscal 1996      $   94,761            $179,484            $17,539
 Fiscal 1997         200,804             189,531             18,721
 Fiscal 1998         393,148             198,872             11,875
 Fiscal 1999         337,643              60,999             10,846
 Fiscal 2000         369,316              16,089             11,401
    Later            694,108                                 20,313
                  ----------           ---------          ---------
                  $2,089,780            $644,975            $90,695
                  ==========           =========          =========

NOTE 8 - SENIOR CONVERTIBLE SUBORDINATED DEBENTURES:

    During fiscal 1986, the Board of Directors issued $600,000 of 10% senior convertible subordinated debentures, with an original maturity date of April 1991. The debentures were convertible in whole or in part into shares of common stock at a conversion price of $2.00 per share. In fiscal year 1989, debentures totaling $192,250 were converted into 96,125 shares of common stock. In fiscal year 1990, debentures totaling $25,000 were converted into 12,500 shares of common stock. During fiscal 1991, the Company redeemed $232,750 of the debentures. Of this amount, $170,000 of the debentures were subsequently reissued. The remaining debenture holders, with $320,000 of debentures, agreed to extend the maturity date until August 1994. In fiscal 1993, the remaining debentures were converted into 160,000 shares of common stock. As a result of the conversion, 110,000 shares were issued to related parties. (See Note 12.)

    At the end of fiscal years 1995, 1994 and 1993, no debentures were outstanding.

NOTE 9 - OPERATING LEASES:

    The Company leases office and manufacturing facilities and vehicles. Lease terms range from one to seven years, with renewal options for additional periods. Rental expense charged to operations amounted to $590,868, $748,600, and $598,100 during fiscal years 1995, 1994 and 1993, respectively. The Linden Avenue facility is leased from a related party. (See Note 12.)

    The Austro Mold Group Florida plant was closed on March 31, 1995, however, the Company is liable for the rentals on the Florida facility through December 1995. The total remaining rental payments of $16,625 were accrued at July 31, 1995. The future lease payments on the Florida facility are also included in the operating lease payments schedule below. (See also Note 5.)

    Future minimum payments required under noncancelable operating leases are as follows:



                                           FACILITIES           VEHICLES
                                          -----------           ---------
                      Fiscal 1996          $  592,732             $17,460
                      Fiscal 1997             529,411              11,509
                      Fiscal 1998             433,864
                      Fiscal 1999             365,616
                      Fiscal 2000             365,616
                         Later                 91,404
                                          -----------           ---------
                                           $2,378,643             $28,969
                                          ===========           =========


NOTE 10 - COMMON STOCK, STOCK OPTIONS, STOCK WARRANTS AND INCENTIVE PLANS:

    On March 8, 1995, the Company issued stock options to a director for the purchase of 5,000 shares of the Company's $ .15 par value common stock. The options are immediately exercisable at a price of $4.63 per share until the earlier of their expiration date on March 7, 2000, or after a specified period upon termination of the director's position with the Company. Also during fiscal 1995, a director exercised 9,375 of previously granted stock options. (See Note 12.)

    The Company declared a three-for-two stock split which became effective February 16, 1994, increasing the number of outstanding shares of common stock by 910,368. The split was approved by the Board of Directors to create additional liquidity in the Company's stock and thereby provide a more efficient trading market for stockholders. In connection with the stock split, $136,555 was transferred from additional paid-in capital to common stock. The transfer is reflected in the Company's balance sheet as of July 31, 1994. Payment was made to stockholders for any fractional share interests. All per share data and information concerning outstanding stock options and warrants presented have been retroactively restated to reflect the impact of the stock split.

    In December 1993, the Company's stockholders approved an amendment to the Certificate of Incorporation increasing the authorized shares of common stock from 5,000,000 to 15,000,000 and eliminating a series of authorized but unissued preferred stock. Also in December 1993, 9,375 shares of common stock were issued to a director upon exercise of outstanding stock options.

    In November 1993, the Company issued stock warrants for 22,500 shares of common stock to an investment securities consultant. The warrants are exercisable at a price of $5.00 per share of common stock and expire on December 31, 1997. The warrants were valued at $82,500 utilizing the Black-Scholes method of securities valuation. The deferred expense related to the issuance of the warrants is being amortized ratably to expense over a period of 49 months. The unamortized deferred expense was $47,115 and $67,335 at July 31, 1995 and 1994, respectively. The value of the outstanding warrants, net of unamortized deferred expense, or $35,385, was reflected in stockholders' equity at July 31, 1995.

    In January 1993, the Board of Directors authorized the issuance of stock options aggregating 225,000 shares to two officers of the Company. The options have an exercise price of $2.50 per share. The options vest at a rate of 75,000 shares per year starting in fiscal 1994. During fiscal 1995, 37,500 of the options were exercised and 75,000 of the options expired upon termination of employment of one of the officers. The remaining options expire at the earlier of January 2003 or within a specified period after termination of employment. (See Note 12.)

    In September 1992, the Board of Directors authorized the issuance of stock options to a director for 7,500 shares of common stock at an exercise price of $2.55 per share. The options expire in September 1997. (See Note 12.)

    In May 1992, the Board of Directors authorized the issuance of stock options to an officer of the Company aggregating 150,000 shares at an exercise price of $2.33 per share. These shares expire at the earlier of May 1997 or within a specified period after termination of employment. (See Note 12.)

    During fiscal 1991, the Board authorized the issuance of stock options aggregating 56,250 shares to three employees, exercisable at $1.07 per share of common stock. Options to purchase 46,500 and 9,750 shares of common stock were exercised during fiscal 1993 and 1992, respectively.


                                                                            OPTION PRICE
                   SUMMARY OF STOCK OPTIONS             NUMBER              RANGE PER SHARE
                  --------------------------         ------------      ---------------------
                  Outstanding July 31, 1992               215,250         $    .53  -     $2.33
                     Granted                              232,500         $   2.50  -     $2.55
                     Exercised                            (46,500)        $   1.07
                                                     ------------
                  Outstanding July 31, 1993               401,250         $    .53  -     $2.55
                     Exercised                             (9,375)        $    .53
                                                     ------------
                  Outstanding July 31, 1994               391,875         $   2.00  -     $2.55
                     Granted                                5,000         $   4.63
                     Exercised                            (46,875)        $   2.00  -     $2.50
                     Expired                              (75,000)        $   2.50
                                                     ------------
                  Outstanding July 31, 1995               275,000         $   2.34  -     $4.63
                                                     ============

    The number of shares and option price per share have been adjusted to reflect the three-for-two stock split which occurred in fiscal 1994 and a five-for-four stock split which occurred in fiscal 1992.

NOTE 11 - INCOME TAXES:

    Effective August 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), ACCOUNTING FOR INCOME TAXES. The adoption of SFAS 109 changes the Company's method of accounting for income taxes from the deferred method under Accounting Principles Board Opinion No. 11 (APB 11), ACCOUNTING FOR INCOME TAXES to an asset and liability approach. Previously, the Company deferred the past tax effects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

    The adjustment to the August 1, 1993 balance sheet to adopt SFAS 109 amounted to $676,000. This amount was reflected in net income for fiscal 1994 as the effect of a change in accounting principle. It primarily represents the impact of adjusting deferred taxes to reflect the existing net operating loss and tax credit carryforwards.

    The Company had no provision for federal income taxes in fiscal 1995 or 1994. The Company's provision for federal income taxes for fiscal year 1993 was offset by extraordinary credits representing the tax benefits of net operating loss carryforwards.

    The statutory federal income tax rate and the effective rate for fiscal year 1993 are reconciled below:


                                                                      YEAR ENDED
                                                                     JULY 31, 1993
                                                                    ---------------
 Statutory federal income tax rate                                       34%
 State income taxes, net of federal benefit                               8
 Other, net                                                               1
                                                                    ---------------
                                                                         43%
                                                                    ===============

    The following is a summary of current and long-term deferred tax assets and the related valuation allowances:


                                                                          AT JULY 31,
                                                                --------------------------------
                                                                    1995               1994
                                                                --------------    --------------
 Current deferred tax assets:

  Federal net operating loss carryforwards                                             $ 102,000
  State net operating loss carryforwards                                                  27,000
  Accrued expenses                                                  $  109,700           109,000
  Inventory                                                             44,800            16,000
  Warranty reserves                                                     15,100            37,000
  Other deferred tax assets                                             11,800            18,900
  Losses on fixed asset disposals                                       96,600
                                                                --------------    --------------
                                                                    $  278,000         $ 309,900
                                                                ==============    ==============

                                                                          AT JULY 31,
                                                                --------------------------------
                                                                     1995              1994
                                                                --------------    --------------
Long term deferred tax assets:

  Federal net operating loss carryforwards                           $ 306,700         $ 260,700
  State net operating loss carryforwards                                45,500            35,300
  Federal investment tax credit carryforwards                           96,300            96,300
  State investment tax credit carryforwards                            218,300           222,400
  Federal alternative minimum tax credit carryforwards                  51,000            51,000
  State alternative minimum tax credit carryforwards                     6,000
  Depreciation                                                         315,500           187,900
  Other deferred tax assets                                            102,900            19,000
                                                                --------------    --------------
                                                                     1,142,200           872,600
  Less: Valuation allowance                                            627,700           395,500
  ----                                                          --------------    --------------
                                                                     $ 514,500         $ 477,100
                                                                ==============    ==============

    The federal net operating loss carryforwards expire periodically from fiscal years 2002 through 2009, while federal tax credit carryforwards expire periodically from fiscal years 1996 through 2002. For state tax purposes, the net operating loss carryforwards expire in fiscal year 2009 and tax credit carryforwards expire periodically through fiscal year 2004.

    The realization of the deferred tax assets related to the net operating loss and tax credit carryforwards is dependent upon the generation of future taxable income. In addition, if certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of net operating loss and tax credit carryforwards which could be utilized.

NOTE 12 - RELATED PARTIES:

    Nonqualified stock options for the purchase of 9,375 shares at $.53 per share were issued to a director during fiscal 1989. The director exercised the options in December 1993. An additional 9,375 of nonqualified stock options for the purchase of common stock at $2.00 per share were issued to the same director during fiscal 1990. The director exercised these options during fiscal 1995. In fiscal 1992, 150,000 stock options at $2.33 per share were issued to an officer. In September 1992, the Company issued stock options to a director for the purchase of 7,500 shares at $2.55 per share. In fiscal 1993, the Company issued stock options to two officers for the purchase of 225,000 shares of common stock at $2.50 per share. During fiscal 1995, 37,500 of the options were exercised and 75,000 of the options expired upon termination of employment of one of the officers. Also during fiscal 1995, 5,000 options for the purchase of common stock were issued to a director at $4.63 per share.

    In fiscal 1986, debentures totaling $575,000 were issued to related parties. During 1989, four holders converted debentures totaling $192,250 into 96,125 shares of common stock. During fiscal 1990, one holder converted debentures totaling $25,000 into 12,500 shares of common stock. In fiscal 1991, the Company redeemed $207,750 of the debentures upon their maturity. A director purchased $70,000 of those debentures and agreed to a maturity date of August 1994. The remaining related party debenture holders, with $150,000 of debentures, also agreed to extend the debentures' maturity date until August 1994. During fiscal year 1993, three related party holders converted the remaining debentures totaling $220,000 into 110,000 shares of common stock. (See Note 8.)

    Since fiscal 1985, the Company has subleased office and manufacturing space from a partnership, in which the Chairman of the Board of the Company is a 50% partner and the other 50% partner is a stockholder of the Company. The current term of the sublease is seven years and requires monthly rental payments of $30,468. The sublease also requires the Company to pay real estate taxes, maintenance and utility costs. Rent expense for the facility amounted to $367,680, $368,400 and $340,000 in fiscal years 1995, 1994 and 1993, respectively.

    During fiscal 1989, the Company entered into a one-year operating lease agreement with the aforementioned partnership for manufacturing equipment. The lease was renewable at the option of the Company for four consecutive one-year periods, and was renewed through the first quarter of fiscal 1994. The original agreement required rental payments of $20,000 per month. The lease was renegotiated effective August 1993 and the monthly rental was lowered to $9,000 until November 1993, when the Company purchased the equipment and financed it under a capital lease with a bank. (See Note 7.) Rental expense for the equipment amounted to $27,000 and $240,000 in fiscal years 1994 and 1993, respectively.

    The Company also contracts with a local firm, owned by the stockholder referred to above, for the construction of various building renovations and improvements at an aggregate cost to the Company of $68,000, $21,000 and $37,000 in fiscal years 1995, 1994 and 1993, respectively.

NOTE 13 - BUSINESS SEGMENT AND MAJOR CUSTOMER INFORMATION:

    The Company operates in one business segment defined as contract manufacturing. This segment encompasses both the manufacture and assembly of precision magnetic, electronic and mechanical devices at the Magnetic Assembly Group and Magnetic Technologies Europe, as well as the design and manufacture of precision plastic molds and custom injection molded plastic parts and assemblies at the Austro Mold Group. All three units of the Company's business have been effectively integrated since the acquisition of Austro Mold in November 1992 and the acquisition of MTE in February 1995. (See Note 2.)

    Export sales, principally to Europe and Canada, amounted to $1,293,000, $1,140,000 and $1,516,000 in fiscal years 1995, 1994 and 1993, respectively.

    During the years ended July 31, 1995, 1994 and 1993, gross sales to one customer amounted to $16,494,000, $10,755,000 and $13,116,000, respectively.

NOTE 14 - SUPPLEMENTAL DISCLOSURES TO STATEMENTS OF CASH FLOWS:

    The following transactions represent noncash investing and financing activities:

   YEAR ENDED JULY 31, 1995:
   ------------------------

   During fiscal 1995, capital lease obligations of $111,807 were incurred when the Company entered into a lease for new manufacturing equipment.

   During fiscal 1995, a loan of $305,410 was incurred in connection with the acquisition of MTE. The loan is payable to the previous parent company of MTE. (See Note 2.)

    YEAR ENDED JULY 31, 1994:
    ------------------------

    During fiscal 1994, capital lease obligations of $614,395 were incurred when the Company entered into leases for new manufacturing equipment and refinanced an existing operating lease.

    During fiscal 1994, the Company declared a three-for-two stock split. In connection with the split, $136,555 of additional paid-in capital was transferred to common stock issued and outstanding.

    During fiscal 1994, the Company realized a $49,000 tax benefit from employee stock incentive plans. The impact of the benefit is reflected as an increase to stockholders' equity at July 31, 1994.

    YEAR ENDED JULY 31, 1993:
    ------------------------

    During fiscal 1993, capital lease obligations of $178,000 were incurred when the Company entered into a lease for new manufacturing equipment.

    During fiscal year 1993, debentures totaling $320,000 were converted into 160,000 shares of common stock.

    In addition, the Company made cash payments for interest of $250,000, $151,000 and $183,000, during fiscal 1995, 1994 and 1993, respectively. The Company paid $18,000, $116,000 and $419,000 for income taxes in fiscal years 1995, 1994 and 1993, respectively.

NOTE 15 - SUBSEQUENT EVENT:

    Subsequent to July 31, 1995, the Company became the guarantor for a maximum liability of $100,000 for its wholly-owned subsidiary, MTE, with respect to a vendor relationship. (See Note 7.)

                                  BOARD OF DIRECTORS

                                  John B. Biemiller


                                  G. Thomas Clark


                                  Isadore Diamond
                                        Chairman of the Board & Treasurer


                                  Bernard Kozel


                                  Gordon H. McNeil
                                        President & Chief Executive Officer




                                  SHAREHOLDER COMMUNICATIONS

                                  Susan M. Weise
                                        Corporate Secretary
                                  Magnetic Technologies Corporation
                                  770 Linden Avenue
                                  Rochester, New York  14625
                                  (716) 385-8711



                                  CERTIFIED PUBLIC ACCOUNTANTS

                                  Price Waterhouse LLP
                                  1900 Chase Square
                                  Rochester, New York  14604




                                  LEGAL COUNSEL

                                  Gerald B. Fincke
                                  2401 East Graves Avenue, Suite 21
                                  Orange City, Florida   32763




                                  REGISTRAR & TRANSFER AGENT

                                  The Trust Company of New Jersey
                                  35 Journal Square
                                  Jersey City, New Jersey  07306